SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 15)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Michael A. Pucker, Esq.

Cathy A. Birkeland, Esq.

Latham & Watkins LLP

233 S. Wacker Drive, Suite 5800

Chicago, Illinois 60606

(312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

(Continued on following pages)

(Page 1 of 23 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448579102	13D	Page 2 of 23 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Marshall E. Eisenberg, not individually, but solely as trustee of the trust listed on Appendix A-1.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,723,351*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,723,351*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,723,351*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 13.3%*
14.	Type of Reporting Person OO

* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 3 of 23 Pages

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of January 31, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2013. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 155,915,282 shares of Common Stock outstanding as of January 31, 2014. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 17.7% of the total voting power of the Common Stock as of January 31, 2014. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of January 31, 2014, which is comprised of 43,387,819 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 23 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-2.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bahamian International Business Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,746,453*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,746,453*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,746,453*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 1.1%*
14.	Type of Reporting Person OO

* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 5 of 23 Pages

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of January 31, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2013. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 155,915,282 shares of Common Stock outstanding as of January 31, 2014. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 1.5% of the total voting power of the Common Stock as of January 31, 2014. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of January 31, 2014, which is comprised of 43,387,819 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 6 of 23 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

Marshall E. Eisenberg and Thomas J. Pritzker, not individually, but solely as co-trustees of the trust listed on Appendix A-3.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,963*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,963*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,963*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%*
14.	Type of Reporting Person OO

* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 7 of 23 Pages

The Reporting Persons are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaim beneficial ownership.

All references to the number of shares outstanding are as of January 31, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2013. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 155,915,282 shares of Common Stock outstanding as of January 31, 2014. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent less than 0.1% of the total voting power of the Common Stock as of January 31, 2014. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of January 31, 2014, which is comprised of 43,387,819 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 8 of 23 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Thomas J. Pritzker, individually
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.0%*
14.	Type of Reporting Person IN

* The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

CUSIP No. 448579102	13D	Page 9 of 23 Pages

Thomas J. Pritzker holds 119,707 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 95,556 SARs that are currently exercisable at an exercise price of $41.74, 70,300 SARs that are currently exercisable at an exercise price of $41.29 and 51,845 SARs that are currently exercisable at an exercise price of $43.44. Each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, over the exercise price. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not determinable until the date of exercise and therefore is not included in the information above.

Thomas J. Pritzker is also the grantor and beneficiary of the trust listed on Appendix A-3, and has the right to revoke the trust at any time without the consent of any other person. As a result he could be deemed to be the sole beneficial owner of the shares owned by such trust.

CUSIP No. 448579102	13D	Page 10 of 23 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Jason Pritzker, individually
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,410*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,410*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,410*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%*
14.	Type of Reporting Person IN

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”).

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

CUSIP No. 448579102	13D	Page 11 of 23 Pages

All references to the number of shares outstanding are as of January 31, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2013. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 155,915,282 shares of Common Stock outstanding as of January 31, 2014. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class A Common Stock owned by the Reporting Person represents less than 0.1% of the total voting power of the Common Stock as of January 31, 2014. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of January 31, 2014, which is comprised of 43,387,819 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 12 of 23 Pages

EXPLANATORY NOTE: This Amendment No. 15 to Schedule 13D (“Amendment No. 15”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 15 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 8, 2010 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons on May 18, 2011 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 29, 2011 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed by the Reporting Persons on December 19, 2011 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed by the Reporting Persons on January 4, 2012 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed by the Reporting Persons on August 22, 2012 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed by the Reporting Persons on December 4, 2012 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D filed by the Reporting Persons on December 18, 2012 (“Amendment No. 8”), Amendment No. 9 to the Schedule 13D filed by the Reporting Persons on May 17, 2013 (“Amendment No. 9”), Amendment No. 10 to the Schedule 13D filed by the Reporting Persons on June 6, 2013 (“Amendment No. 10”), Amendment No. 11 to the Schedule 13D filed by the Reporting Persons on June 21, 2013 (“Amendment No. 11”), Amendment No. 12 to the Schedule 13D filed by the Reporting Persons on September 6, 2013 (“Amendment No. 12”), Amendment No. 13 to the Schedule 13D filed by the Reporting Persons on December 2, 2013 (“Amendment No. 13”) and Amendment No. 14 to the Schedule 13D filed by the Reporting Persons on January 3, 2014 (“Amendment No. 14”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13 and Amendment No. 14, is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended by deleting the first paragraph thereof and replacing such paragraph with the following:

(a)-(c) This Schedule 13D is being filed by Marshal E. Eisenberg, not individually but solely in the capacity as trustee of the trust listed on Appendix A-1 and as Co-Trustee of the Trust listed on Appendix A-3 (the “U.S. Trustee”); CIBC Trust Company (Bahamas) Limited, not individually but solely in the capacity as trustee of the trusts listed on Appendix A-2 (the “Non-U.S. Trustee”); Thomas J. Pritzker, individually and as Co-Trustee of the Trust listed on Appendix A-3; and Jason Pritzker, individually (together with the U.S. Trustee, the Non-U.S. Trustee and Thomas J. Pritzker, the “Reporting Persons”).

CUSIP No. 448579102	13D	Page 13 of 23 Pages

Item 2 of the Schedule 13D is amended by deleting the second paragraph thereof and replacing such paragraph with the following:

The address of the principal business and principal office of the U.S. Trustee is 71 South Wacker Drive, 47th Floor, Chicago, Illinois 60606. The address of the principal business and principal office of the Non-U.S. Trustee is Goodman’s Bay Corporate Center, West Bay Street, P.O. Box N-3933, Nassau, Bahamas. The address of the principal business and principal office of Thomas J. Pritzker is 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. The address of the principal business and principal office of Jason Pritzker is 71 South Wacker Drive, 47th Floor, Chicago, Illinois 60606.

Item 2 of Schedule 13D is amended by deleting the third paragraph thereof and replacing such paragraph with the following:

The U.S. Trustee and the Non-U.S. Trustee are principally engaged in the business of investing the assets of the trusts for the benefit of the beneficiaries of such trusts. Thomas J. Pritzker serves as executive chairman of the board of directors of the Issuer; is chairman and chief executive officer of The Pritzker Organization (“TPO”), the principal financial and investment advisor to certain Pritzker family business interests; is chairman of Marmon Holdings, Inc.; is a director of Royal Caribbean Cruises Ltd.; is a director and vice president of The Pritzker Foundation, a charitable foundation; is a director and president of the Pritzker Family Philanthropic Fund, a charitable organization; and is chairman and president of The Hyatt Foundation, a charitable foundation which established The Pritzker Architecture Prize. Jason Pritzker is a director of the Issuer; is an investment professional at TPO; is a director of Yapmo.com, a SaaS (software as a service) company; is a director of TubeCity IMS, a provider of on-site, industrial steel mill services; and is a director of Raise.com, an online gift card marketplace.

Item 2 of the Schedule 13D is amended and supplemented as follows:

The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 1, 2014, a copy of which is attached as Exhibit 21 to this Amendment No. 15.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

Effective March 27, 2014, Jason Pritzker was appointed as a director of the Issuer. On March 27, 2014, in accordance with the Issuer’s Non-Employee Director Compensation Program, as described in the Third Amended and Restated Summary of Non-Employee Director Compensation (the “Non-Employee Director Compensation Program”), Mr. Pritzker received a grant of 1,410 shares of Class A Common Stock as an initial equity retainer upon joining the Issuer’s board of directors, as described in Item 6 of this Amendment No. 15.

CUSIP No. 448579102	13D	Page 14 of 23 Pages

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

Effective March 27, 2014, Jason Pritzker was appointed as a director of the Issuer. On March 27, 2014, in accordance with the Issuer’s Non-Employee Director Compensation Program, Mr. Pritzker received a grant of 1,410 shares of Class A Common Stock as an initial equity retainer upon joining the Issuer’s board of directors, as described in Item 6 of this Amendment No. 15.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 1,410 shares of currently issued Class A Common Stock and 22,520,767 shares of Class B Common Stock beneficially owned by the Reporting Persons. Based on the number of shares of Class B Common Stock outstanding as of January 31, 2014, the number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 20.0% of the total number of shares of Class B Common Stock outstanding. Based on the number of shares of Common Stock outstanding as of January 31, 2014, the number of shares of Common Stock beneficially owned by the Reporting Persons represents 14.4% of the total number of shares of Common Stock outstanding and 19.3% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Thomas J. Pritzker holds 119,707 SARs that are currently exercisable at an exercise price of $40.96, 95,556 SARs that are currently exercisable at an exercise price of $41.74, 70,300 SARs that are currently exercisable at an exercise price of $41.29 and 51,845 SARs that are currently exercisable at an exercise price of $43.44. Each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, over the exercise price. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not determinable until the date of exercise and therefore is not included in the information above.

Schedule A attached to this Amendment No. 15 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 15 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person. The shares beneficially owned by Marshall E. Eisenberg, as Trustee, are held indirectly. Such shares are held directly by THHC, L.L.C., a member-managed Delaware limited liability company formed for the purpose of acquiring shares of the Issuer’s Common Stock, and a majority of the limited liability company interests of THHC, L.L.C. are owned by, and THHC, L.L.C. is controlled by, the trust listed on Appendix A-1.

CUSIP No. 448579102	13D	Page 15 of 23 Pages

Based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 24,429 shares of currently issued Class A Common Stock and 87,415,377 shares of Class A Common Stock issuable upon conversion of 87,415,377 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents less than 0.1% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 77.7% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 56.1% of the total number of shares of Common Stock outstanding and 74.8% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B attached to this Amendment No. 15 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 15 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

Non-Employee Director Compensation Program

Jason Pritzker was appointed as a director of the Issuer effective March 27, 2014. Under the terms of the Non-Employee Director Compensation Program, the Issuer uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the board of directors. Members of the board of directors who are not employees of the Issuer are entitled to receive annual cash retainers of $70,000 and annual stock compensation of $115,000. Directors may elect to receive their annual cash retainer in Class A Common Stock. In addition to the annual cash and stock compensation, each new non-employee director receives an initial equity retainer of $75,000 payable in shares of Class A common stock. The initial equity retainer is payable on the date the director is first elected or appointed to the board of directors.

CUSIP No. 448579102	13D	Page 16 of 23 Pages

Effective March 27, 2014, Jason Pritzker was appointed as a director of the Issuer and received a grant of 1,410 shares of Class A Common Stock as the initial equity retainer pursuant to the Non-Employee Director Compensation Program, effective on such date.

The summary of the Non-Employee Director Compensation Program contained in this Item 6 is qualified in its entirety by reference to the Third Amended and Restated Summary of Non-Employee Director Compensation, which is filed as Exhibit 22 hereto and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 21	Joint Filing Agreement, dated as of April 1, 2014, by and among Marshall E. Eisenberg, not individually, but solely as trustee of the trusts listed on Schedule 1 thereto, CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Schedule 2 thereto, Marshall E. Eisenberg and Thomas J. Pritzker, not individually, but solely as co-trustees of the trust listed on Schedule 3 thereto, Thomas J. Pritzker and Jason Pritzker, pursuant to Rule 13D-1(k) of the Securities and Exchange Act of 1934, as amended.

Exhibit 22	Hyatt Hotels Corporation Third Amended and Restated Summary of Non-Employee Director Compensation (June 11, 2013) (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 (File No. 001-34521) filed with the Securities and Exchange Commission on July 31, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2014

/s/ Marshall E. Eisenberg
Marshall E. Eisenberg, not individually, but solely in the capacity as trustee of the trust listed on Appendix A-1.

CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A-2.

By:	/s/ Schevon Miller
Schevon Miller Authorized Signatory*

By:	/s/ Helen Carroll
Helen Carroll Authorized Signatory*

/s/ Marshall E. Eisenberg
Marshall E. Eisenberg, not individually, but solely in the capacity as co-trustee of the trust listed on Appendix A-3.

/s/ Thomas J. Pritzker
Thomas J. Pritzker, not individually, but solely in the capacity as co-trustee of the trust listed on Appendix A-3

/s/ Thomas J. Pritzker
Thomas J. Pritzker, individually

/s/ Jason Pritzker
Jason Pritzker, individually

* A Secretary’s Certificate evidencing the authority of such persons to sign and file this Amendment No. 15 on behalf of CIBC Trust Company (Bahamas) Limited was previously filed as Exhibit 20 to the Schedule 13D and is incorporated by reference herein.

[Signature Page to Amendment No. 15 to Schedule 13D]

CUSIP No. 448579102	13D	Page 18 of 23 Pages

Appendix A-1

Name of Trust	Jurisd. of Org.
F.L.P. Trust #11	Illinois

CUSIP No. 448579102	13D	Page 19 of 23 Pages

Appendix A-2

Name of Trusts	Jurisd. of Org.
Settlement T-551-1FD	Bahamas
1740 Trust #27FD	Bahamas
Settlement T-2113AFD	Bahamas
Settlement T-551-1	Bahamas
Settlement 1740 Trust #27	Bahamas

CUSIP No. 448579102	13D	Page 20 of 23 Pages

Appendix A-3

Name of Trust	Jurisd. of Org.
TJP Revocable Trust	Illinois

CUSIP No. 448579102	13D	Page 21 of 23 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Marshall E. Eisenberg, not individually, but solely in the capacity as trustee of the trust listed on Appendix A-1.	-	-	20,723,351	18.4%	13.3%	17.7%
CIBC Trust Company (Bahamas) Limited, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-2.	-	-	1,746,453	1.6%	1.1%	1.5%
Thomas J. Pritzker and Marshall E. Eisenberg, not individually, but solely in the capacity as co-trustees of the trust listed on Appendix A-3.	-	-	50,963	*	*	*
Thomas J. Pritzker, individually.[6]	-	-	-	-	-	-
Jason Pritzker, individually.	1,410	*	-	-	*	*

*	Less than 1% beneficial ownership

[1]	All references to the number of shares outstanding are as of January 31, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2013.

[2]	The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 43,387,819 shares of the Class A Common Stock outstanding as of January 31, 2014, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 112,527,463 shares of Class B Common Stock outstanding as of January 31, 2014.

[4]	The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 43,387,819 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock outstanding as of January 31, 2014.

[5]	With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of January 31, 2014, which is comprised of 43,387,819 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]	Thomas J. Pritzker holds 119,707 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 95,556 SARs that are currently exercisable at an exercise price of $41.74, 70,300 SARs that are currently exercisable at an exercise price of $41.29 and 51,845 SARs that are currently exercisable at an exercise price of $43.44. Each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, over the exercise price. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not determinable until the date of exercise and therefore is not included in the information above. Thomas J. Pritzker is also the grantor of the trust set forth on Appendix A-3, and has the right to revoke the trust at any time without the consent of another person. As a result he could be deemed to be the sole beneficial owner of the shares owned by such trust.

CUSIP No. 448579102	13D	Page 22 of 23 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Trustee of the Non-U.S. Situs Trusts[6]	-	-	1,038,877	0.9%	0.7%	0.9%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	1,410	*	22,520,767	20.0%	14.4%	19.3%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	-	-	1,409,437	1.3%	0.9%	1.2%
Trustees of the James N. Pritzker Family Trusts[9]	8,470	*	2,319,002	2.1%	1.5%	2.0%
Trustees of the Linda Pritzker Family Trusts[10]	-	-	-	-	-	-
Trustees of the Karen L. Pritzker Family Trusts[11]	-	-	8,584,104	7.6%	5.5%	7.3%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[12]	14,549	*	10,465,797	9.3%	6.7%	9.0%
Trustees of the Daniel F. Pritzker Family Trusts[13]	-	-	10,001,457	8.9%	6.4%	8.6%
Trustees of the Anthony N. Pritzker Family Trusts[14]	-	-	6,186,817	5.5%	4.0%	5.3%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[15]	-	-	18,837,636	16.7%	12.1%	16.1%
Trustees of the Jay Robert Pritzker Family Trusts[16]	-	-	6,051,483	5.4%	3.9%	5.2%
Pritzker Family Group Totals	24,429	*	87,415,377	77.7%	56.1%	74.8%

*	Less than 1% beneficial ownership

[1]	All references to the number of shares outstanding are as of January 31, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2013.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 43,387,819 shares of the Class A Common Stock outstanding as of January 31, 2014, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 112,527,463 shares of Class B Common Stock outstanding as of January 31, 2014.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 43,387,819 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock outstanding as of January 31, 2014.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of January 31, 2014, which is comprised of 43,387,819 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 119,707 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 95,556 SARs that are currently exercisable at an exercise price of $41.74, 70,300 SARs that are currently exercisable at an exercise price of $41.29 and 51,845 SARs that are currently exercisable at an exercise price of $43.44. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

CUSIP No. 448579102	13D	Page 23 of 23 Pages

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[16]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

Exhibit 21

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation beneficially owned by them on a combined basis, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13D by reason of entering into this Joint Filing Agreement.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

When this Joint Filing Agreement is executed by a trustee of a trust, such execution is by the trustee, not individually, but solely as trustee in the exercise of and under the power and authority conferred upon and invested in such trustee, and it is expressly understood and agreed that nothing contained in this Joint Filing Agreement shall be construed as granting any power over a trustee’s individual affairs or imposing any liability on any such trustee personally for breaches of any representations or warranties made hereunder or personally to pay any amounts required to be paid hereunder, or personally to perform any covenant, either express or implied, contained herein. Any liability of a trust or trustee hereunder shall not be a personal liability of any trustee, grantor or beneficiary thereof, and any recourse against a trustee shall be solely against the assets of the pertinent trust.

Signature Page Follows

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 1st day of April, 2014.

/s/ Marshall E. Eisenberg
Marshall E. Eisenberg, not individually, but solely in the capacity as trustee of the trust listed on Schedule 1.

CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Schedule 2.

By:	/s/ Schevon Miller
Schevon Miller Authorized Signatory*

By:	/s/ Helen Carroll
Helen Carroll Authorized Signatory*

/s/ Marshall E. Eisenberg
Marshall E. Eisenberg, not individually, but solely in the capacity as co-trustee of the trust listed on Schedule 3.

/s/ Thomas J. Pritzker
Thomas J. Pritzker, not individually, but solely in the capacity as co-trustee of the trust listed on Schedule 3

/s/ Thomas J. Pritzker
Thomas J. Pritzker, individually

/s/ Jason Pritzker
Jason Pritzker, individually

* A Secretary’s Certificate evidencing the authority of such persons to sign and file this Joint Filing Agreement on behalf of CIBC Trust Company (Bahamas) Limited was previously filed as Exhibit 20 to the Schedule 13D and is incorporated by reference herein.

[Signature Page to Joint Filing Agreement]

Schedule 1

Name of Trust	Jurisd. of Org.
F.L.P. Trust #11	Illinois

Schedule 2

Name of Trusts	Jurisd. of Org.
Settlement T-551-1FD	Bahamas
1740 Trust #27FD	Bahamas
Settlement T-2113AFD	Bahamas
Settlement T-551-1	Bahamas
Settlement 1740 Trust #27	Bahamas

Schedule 3

Name of Trust	Jurisd. of Org.
TJP Revocable Trust	Illinois